Westport Financial Services, L.L.C.

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$1,412,288
Receivable from Parent	127,473
Prepaid expenses	17,549
TOTAL ASSETS	**$1,557,310**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$ 11,866
Intercompany payable	17,549
Deferred compensation liability	29,122
TOTAL LIABILITIES	58,537
MEMBER'S EQUITY	1,498,773
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,557,310**

The accompanying notes are an integral part of these financial statements.